SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-19086

                           NOTIFICATION OF LATE FILING


(Check One):  [_] Form 10-K     [_]Form 11-K     [_]Form 20-F      [X] Form 10-Q

For Period Ended: March 31, 2001
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[_] Transition Report on Form 10-K [_]Transition Report on Form 10-Q
[_] Transition Report on Form 20-F [_]Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I. Registrant Information

Full name of registrant GOURMET GROUP, INC.
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Former name if applicable
Address of principal executive office (Street and number)
1 Chisholm Trail
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City, State and Zip Code  Buda, Texas 78610
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                        Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

                               Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant is waiting to receive from its lender a waiver of certain defaults and violations in the quarter ended March 31, 2001 of financial covenants made by the Registrant to the lender. The Registrant's financial statements and disclosures for its quarter ended March 31, 2001 are materially affected by whether or not the Company receives a waiver from its lender.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Fredrick Schulman                (917)                       320-4800
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         (Name)               (Area code)               (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant experienced an increase in net sales of approximately $541,000, compared to the same period last year. Also, the Registrant experienced a loss of $174,000 compared to a net loss of $375,000 for the third quarter of Fiscal 2000. The decrease in the net loss was primarily due to the increase in net sales described above.


                               GOURMET GROUP, INC.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     May 16, 2001                By
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                                        Kimberly Eckert, Chief Financial Officer


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